Exhibit 4.2
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2019, the Federal Home Loan Bank of Des Moines ( the “Bank”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our Class B Stock, par value $100 per share (the “Class B Stock”), which is registered under Section 12(g) of the Exchange Act.
Description of Class B Stock
The following description of our Class B Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the Organization Certificate of the Federal Home Loan Bank of Des Moines, as amended and restated effective May 31, 2015 (the “Organization Certificate”), the Bylaws of the Federal Home Loan Bank of Des Moines, as amended and restated effective December 13, 2018 (the “Bylaws”) and the Federal Home Loan Bank of Des Moines Capital Plan, as amended, approved by the Federal Housing Finance Agency on May 31, 2015 (the “Capital Plan”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.2 is a part. We encourage you to read the Organization Certificate, the Bylaws, the Capital Plan and the applicable provisions of the Federal Home Loan Bank Act, as amended (the “FHLBank Act”), and related regulations of the Federal Housing Finance Agency (the “Finance Agency”) for additional information.

General

The Federal Home Loan Banks (“FHLBanks”), including the Bank, have a unique cooperative structure. To access Bank products and services, a financial institution must be approved for membership and purchase our capital stock. The members’ stock requirement is based on the amount of total assets on the member’s balance sheet and its use of certain Bank products, as prescribed by the FHLBank Act; this reflects the value of having ready access to the Bank as a reliable source of low-cost funds.

Under the Capital Plan, our Class B Stock consists of two sub-classes: membership stock and activity-based stock. Membership stock is required to be purchased and held as a condition of membership in the Bank. Activity-based stock is required to be purchased and held in order to obtain an advance and engage in other transactions with the Bank.

We may issue Class B Stock only in accordance with the terms of the Capital Plan and the regulations of the Finance Agency. We may issue Class B Stock only to members.

The shares of Class B Stock offered to members are only issued at par value and do not trade in any market. Redemptions and repurchases of such stock by the Bank, and any transfers of such stock, are also only made at par value.

Each Bank member is required to maintain a certain minimum investment in our Class B Stock. The minimum investment is determined by a membership stock purchase requirement (the “Membership Stock Purchase Requirement”) and an activity-based stock purchase requirement (the “Activity Stock Purchase Requirement” and, together with the Membership Stock Purchase Requirement, the “Minimum Stock Investment Requirement”). Each member is required to maintain a certain minimum investment in membership stock for as long as the institution remains a Bank member. In addition, each member is required to purchase activity-based stock in proportion to the volume of certain transactions between the member and the Bank. We may adjust these investment requirements from time to time within the limits established in the Capital Plan.

Voting Rights for Election of Directors

Our Board of Directors (the “Board”) is comprised of member directors elected by our member institutions on a state-by-state basis and independent directors elected by all of our members. The Board includes thirteen member directors and nine independent directors, two of whom serve as public interest directors. Under the FHLBank Act, the only matters submitted to shareholders for votes are (i) the annual election of our directors and (ii) any proposed agreement to merge with one or more FHLBanks. Finance Agency regulations require all of our directors to be elected by our members.

Member directorships are allocated by the Finance Agency to the thirteen states in our district and a member institution is eligible to participate in the election for the state in which it is located. Candidates for member directorships are not nominated by the Board. As provided for in the FHLBank Act, member director candidates are nominated by the members eligible to participate in the election in the relevant state. Independent director candidates are nominated by the Board.

Voting rights with regard to the election of directors are set forth in 12 C.F.R. Part 1261. Each member is eligible to vote for the number of open member director seats in the state in which its principal place of business is located and any open independent director seats. Each member is entitled to cast one vote for each share of Class B Stock that the member was required to hold under the Capital Plan as of a record date of December 31 of the year preceding the election date, except that the number of votes that each member may cast for each directorship shall not exceed the average number of shares of Class B Stock that were required to be held by all members located in that state on the record date. No shares of Class B Stock have any voting preference. We annually calculate each member’s Minimum Stock Investment Requirement for purposes of determining its voting shares based on its preceding December 31st balance sheet, outstanding advances, and any other activity or product that requires a capital stock purchase under the Capital Plan. Member directors are elected based on the votes of the members whose principal place of business is located in a particular state. Independent directors are elected based on votes of the members at large.

Redemption Rights

From time to time, we may issue or repurchase Class B Stock to or from new members, current members, or former members or their successors in accordance with the Capital Plan, and as necessary to allow the Bank to satisfy the minimum capital requirements established by the FHLBank Act. The Class B Stock issued or repurchased may be membership stock, activity-based stock, or both.

Under the FHLBank Act and related Finance Agency regulations, Class B Stock is subject to redemption upon the expiration of a five-year redemption period (the “Stock Redemption Period”). Only Class B Stock in excess of the Minimum Stock Investment Requirement of a member or former member (including successors) may be redeemed at the end of the Stock Redemption Period. (Further, we may repurchase excess activity-based and membership stock in our sole discretion, without regard to any redemption period.) However, there is no guarantee that a member will be able to redeem its investment even at the end of a Stock Redemption Period. If the redemption of Class B Stock, or the repurchase of such stock by the Bank, would cause us to fail to meet our minimum regulatory capital requirements, then such redemption or repurchase would be prohibited. Likewise, we would not honor a redemption request if such redemption would cause the member to fail to maintain its required Minimum Stock Investment Requirement.

We may also decide to suspend the redemption of Class B Stock if we reasonably believe that such redemption would cause us to fail to meet our minimum regulatory capital requirements, would prevent the Bank from maintaining adequate capital against a potential risk or would otherwise prevent the Bank from operating in a safe and sound manner. In addition, approval from the Finance Agency for redemptions or repurchases would be required if the Finance Agency or the Board were to determine that the Bank has incurred, or is likely to incur, losses that result in, or are likely to result in, charges against the Bank’s capital. Under such circumstances, there can be no assurance that the Finance Agency would grant such approval or, if it did, upon what terms it might do so.

Accordingly, notwithstanding the expiration of the Stock Redemption Period, there are a variety of circumstances that would preclude the Bank from redeeming or repurchasing the Class B Stock of a member. Since there is no public market for the Class B Stock and transfers of Class B Stock between members are generally prohibited under the Capital Plan, there can be no assurance that a member’s purchase of Class B Stock would not effectively become an illiquid investment in the Bank.

Increases in the Minimum Amount of Class B Stock Required to be Purchased

Under the Capital Plan, the Board may increase the Minimum Stock Investment Requirement of members within certain specified ranges. The Minimum Stock Investment Requirement may also be increased pursuant to an amendment to the Capital Plan, which must be approved by the Finance Agency. The Bank must provide members with notice prior to the effective date of any increase in their Minimum Stock Investment Requirement. Under the Capital Plan, members are required to purchase additional Bank stock as necessary to comply with such new requirements.

Limitations on Payment of Dividends

Under the FHLBank Act and Finance Agency regulations, we may pay dividends on our stock only out of previously retained earnings or current net earnings. However, we may not pay dividends to members if, after doing so, we would fail to meet minimum regulatory capital requirements. Moreover, we may not pay dividends if any principal and interest due on our consolidated obligations have not been paid in full.

Capital Plan Amendments Subject Only to Finance Agency Approval

The Finance Agency must approve all amendments to the Capital Plan before they may become effective. However, such amendments to the Capital Plan are not subject to member consent or approval. While amendments must be consistent with the FHLBank Act and Finance Agency regulations, it is possible that they would result in changes to the Capital Plan that could adversely affect the rights and obligations of members.

Vote on Voluntary Merger

In the event of a voluntary merger between the Bank and another FHLBank, applicable regulatory rules require that the merger agreement be ratified a majority of votes cast in favor of ratification by Bank members.

Each Bank member that is entitled to participate in the voting will be able to vote the shares representing the member’s Minimum Stock Investment Requirement held by the member on the record date, subject to the limitation that no member may cast a number of votes that exceeds the average number of shares representing the Minimum Stock Investment Requirement of all Bank members entitled to vote, calculated on a district-wide basis, as of the record date.

Uncertain Impact of a Liquidation, Merger or Consolidation of the Bank

Under the FHLBank Act, holders of Class B Stock own the retained earnings, surplus, undivided profits, and equity reserves of the Bank. The Capital Plan provides with respect to a liquidation that after payment of creditors, all Class B Stock will be redeemed at par. Any remaining assets will be distributed to stockholders in proportion to their stock holdings relative to the total outstanding Class B Stock of the Bank. Under the Capital Plan, in the event the Bank is merged or consolidated into another FHLBank, the holders of the outstanding Class B Stock of the Bank will be entitled to the rights and benefits determined by the Board and set forth in any applicable plan of merger, subject to any terms and conditions imposed by the Finance Agency.

However, the Finance Agency has the statutory authority to prescribe regulations or orders governing liquidations or reorganizations of an FHLBank that may modify, restrict or eliminate any of the rights set forth above. We cannot predict how the Finance Agency might exercise its authority with respect to liquidations or reorganizations or whether any actions taken by the Finance Agency in this regard would be inconsistent with the provisions of the Capital Plan or the rights of holders of Class B Stock in the Bank’s retained earnings.